Exhibit 4.1

AMENDMENT NO. 3 TO RIGHTS AGREEMENT

This Amendment No. 3 (this “Amendment”) dated as of June 19, 2008 amends that certain Rights Agreement, dated as September 15, 1998, as amended as of April 30, 2001 and as amended as of December 31, 2002 (the “Rights Agreement”), by and between Fleetwood Enterprises, Inc., a Delaware corporation (the “Company”) and Computershare Trust Company, N.A.., f/k/a EquiServe Trust Company, N.A., successor rights agent to Fleet National Bank, f/k/a BankBoston, N.A., a national banking association (the “Rights Agent”), and is made by and between the Company and the Rights Agent.  Capitalized terms used herein but not defined herein shall have their defined meanings set forth in the Rights Agreement.

BACKGROUND

A.            Pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement in accordance with the provisions of such Section 27.

B.            The Board of Directors of the Company has determined that it is in the best interest of the Company and its stockholders to amend the Rights Agreement to raise the stock ownership threshold for becoming an Acquiring Person, as that term is defined in the Rights Agreement, from 15% to 17 ½% for all stockholders other than as exempted in such definition.

AGREEMENT

NOW, THEREFORE, the parties hereby agree as follows:

1.             Section 1(a) is hereby deleted in its entirety and the following is inserted in lieu thereof:

“(a)         “Acquiring Person” means any Person who or which, together with all Affiliates and Associates of such Person, without the prior approval of the Board of Directors of the Company, shall become, after the date hereof, the Beneficial Owner of 17 1/2% or more of the shares of Common Stock then outstanding, but shall not include:

(i)  an Exempt Person; or

(ii)  a Person who or which, together with its Affiliates and Associates, shall become the Beneficial Owner of 17 1/2% or more of the shares of Common Stock then outstanding solely as a result of a reduction in the number of shares of Common Stock outstanding due to a repurchase of Common Stock by the Company, unless such Person shall thereafter purchase or otherwise become the Beneficial Owner of additional shares of Common Stock representing 1% of the shares of Common Stock then outstanding.

Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.”

2.             Section 1 is further amended to delete Section 1(t), and the remaining paragraphs of Section 1 shall be deemed rearranged in alphabetical order and re-lettered accordingly.

3.             Section 21 is hereby amended to add the following new language after the existing first sentence:

“In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice.”

4.                                       The Rights Agreement is hereby amended to add a new Section 35:

“Section 35.  Force Majeure.  Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.”

5.             Exhibit C is hereby deleted in its entirety and Exhibit C attached hereto and incorporated by reference herein is inserted in lieu thereof.

6.             Except as expressly set forth in this Amendment all other terms of the Rights Agreement shall remain in full force and effect.

7.             This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State.

8.             This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9.             The undersigned officer of the Company, being duly authorized on behalf of the Company, hereby certifies on behalf of the Company to the Rights Agent that (a) he is an “appropriate officer” as such term is used in Section 27 of the Rights Agreement, and (b) this Amendment is in compliance with Section 27 of the Rights Agreement.

IN WITNESS WHEREOF, the Company and the Rights Agent have executed this Amendment effective as of the date first above written.

The Company:

Fleetwood Enterprises, Inc.,
a Delaware corporation

By:	/s/ Leonard J. McGill
Title:	Sr. Vice President – General
Counsel and Secretary

The Rights Agent:

Computershare Trust Company, N.A. ,
a national banking association

By:	/s/ Robert Buckley
Title:	Sr. Vice President

EXHIBIT C

SUMMARY OF RIGHTS TO PURCHASE

PREFERRED STOCK

OF

FLEETWOOD ENTERPRISES, INC.

On September 15, 1998 (the “Rights Dividend Declaration Date”) the Board of Directors of Fleetwood Enterprises, Inc. (the “Company”) declared a dividend of one Right (a “Right”) for each outstanding share of Company Common Stock to be distributed to stockholders of record at the close of business on November 9, 1998 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock (the “Preferred Stock”) at a “Purchase Price” of $160, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (“Rights Agreement”) dated as of September 15, 1998, between the Company and Computershare Trust Company, N.A., f/k/a EquiServe Trust Company, N.A., f/k/a Fleet National Bank, f/k/a BankBoston, N.A., as Rights Agent (the “Rights Agent”), as amended by those certain amendments (the “Amendments”), dated as of April 30, 2001, December 31, 2002 and June 19, 2008, respectively, to Rights Agreement, each by and between the Company and the Rights Agent.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated October 28, 1998, and copies of the Amendments have been filed with the Securities and Exchange Commission as Exhibits to amended Registration Statement on Form 8-A/A filed January     , 2003 and May     , 2008. A copy of the Rights Agreement and the Amendments are available to shareholders free of charge from the Company, if requested in writing. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Amendments, which are incorporated herein by reference.

The holders of shares of Common Stock of the Company outstanding at the close of business on the Record Date received one Right per share of Common Stock. In addition, prior to the earliest of the Distribution Date, a Section 13 Event or the Expiration Date (as each is described below), one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be issued with each share of Common Stock issued after the Record Date. Following the Distribution Date and prior to the expiration or redemption of the Rights, the Company will issue one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) for each share of Common Stock issued pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of securities issued by the Company prior to the Distribution Date.

Until the Distribution Date (as described below), (i) the Rights will attach to and be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after November 9, 1998 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the earliest of (i) the close of business on September 15, 2008; (ii) the date of redemption of the Rights; (iii) the date the Board of Directors of the Company orders the exchange of Rights; or (iv) the date of consummation of a tender offer approved as fair to and in the best interests of the Company and its stockholders and adequately priced with each stockholder receiving the same consideration per share in the same manner (the “Expiration Date”).

The Rights will separate from the Common Stock and a Distribution Date will occur (the “Distribution Date”) upon the earlier of 10 days (or such longer time as may be determined by the Company’s Board of Directors following (i) a public announcement (or determination by the Company’s Board of Directors) that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 17 1/2% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), or (ii) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 17 1/2% or more of such outstanding shares of Common Stock.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

At any time after the Distribution Date but prior to the Expiration Date of the Rights, each right may be exercised at the stated purchase price of $160 (subject to adjustment, the “Exercise Price”) for one one-thousandth of a share of the Preferred Stock; provided, however, that upon the occurrence of any of the events described below, the Rights may no longer be exercised for Preferred Stock and may only be exercised for certain other securities described below.

In the event that on or at any time following the Rights Dividend Declaration Date a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the Board of Directors determines to be fair to and otherwise in the best interests of the Company and its shareholders), then each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Rights are exercisable following the occurrence of the foregoing only after such time as the Rights are no longer redeemable by the Company, as set forth below. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving entity or in which the Company’s outstanding Common Stock is exchanged for cash, stock or other property (other than a merger which follows an offer for all outstanding shares described in the preceding paragraph), or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. (An event described in this paragraph is a “Section 13 Event.”).

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution, as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Rights, fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share), or fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Rights, Preferred Stock, or Common Stock, respectively, on the last trading date prior to the date of exercise.

In general, the Company may redeem the Rights in whole, but not in part, at a price of $.002 per Right, at any time until ten days following the Stock Acquisition Date (or such later date as may be determined by the Company’s Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.002 redemption price.

At any time after a person or a group of affiliated or associated persons becomes an Acquiring Person, and prior to the first date upon which that person becomes the beneficial owner of at least 50% of the outstanding Common Stock, the Company may, by majority vote of the Board of Directors, exchange some or all of the outstanding Rights (other than those that have become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted for splits, dividends, and similar transactions (the “Ratio of Exchange”). Immediately upon the action of the Board of Directors ordering the exchange of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the number of Common Shares equal to the Ratio of Exchange.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Other than those provisions relating to the redemption price or the final expiration date of the Rights, any of the provisions of the Rights Agreement may be supplemented or amended by the Board of Directors prior to the Distribution Date, without approval of the Rights holders, whether or not a supplement or amendment is adverse to the Rights holders. After the Distribution Date, the provisions of the Rights Agreement (other than the provisions relating to the redemption price or the final expiration date of the Rights) may be amended by the Board of Directors in order to make changes which do not materially and adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), provided, however, that the Rights Agreement may not be amended to (i) make the Rights again redeemable after the Rights have ceased to be redeemable, or (ii) change any other time period unless such change is for the benefit of the holders (excluding any Acquiring Person).